SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MediaAlpha, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

58450V104
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450V104	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Ararat Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,429,822
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,429,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,822
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 58450V104	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Narrow River Capital Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,429,822
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,429,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,822
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 58450V104	13G/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Raffi Tokatlian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,429,822
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,429,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,822
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 58450V104	13G/A	Page 5 of 7 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is MediaAlpha, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 700 South Flower Street, Suite 640, Los Angeles, California 90017.

Item 2(a).	NAME OF PERSON FILING:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Ararat Capital Management, LP (“Ararat”), a Delaware limited partnership and the investment manager to Narrow River Capital Partners Master Fund, L.P. (the “Master Fund”), a Cayman Islands exempted limited partnership that is the holder of 2,100,805 shares of Class A common stock, $0.01 par value per share, of the Company (the “Class A Common Stock”) reported on this Schedule 13G; (ii) the Master Fund; and (iii) Raffi Tokatlian, as the sole member and manager of Ararat Capital Management GP, LLC ("Ararat GP"), the general partner of Ararat, (“Mr. Tokatlian,” and, collectively with Ararat and the Master Fund, the “Reporting Persons”).

The shares of Class A Common Stock reported herein may be deemed to be beneficially owned (x) by the Master Fund, (y) indirectly by Ararat, as the investment manager to the Master Fund, and (z) indirectly by Mr. Tokatlian, as the sole member and manager of Ararat GP.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address for the Reporting Persons is: 210 Broadway, Cambridge, Massachusetts 02139.

Item 2(c).	CITIZENSHIP:

Ararat is organized under the laws of the State of Delaware. Mr. Tokatlian is a citizen of the United States. The Master Fund is a Cayman Islands exempted limited partnership.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $0.01 par value per share

Item 2(e).	CUSIP NUMBER :

58450V104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 58450V104	13G/A	Page 6 of 7 Pages

Item 4.	OWNERSHIP:

The percentages used herein are calculated based upon 43,109,936 shares of Class A Common Stock reported to be outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 4, 2022.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person and is incorporated herein by reference.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Class A Common Stock reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58450V104	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2023

ARARAT CAPITAL MANAGEMENT, LP
By:	Ararat Capital Management GP, LLC, its general partner

By:	/s/ Raffi Tokatlian
Name: Raffi Tokatlian
Title:	Managing Member

NARROW RIVER CAPITAL PARTNERS, L.P.
By:	Narrow River Capital Partners GP, LLC, its general partner

By:	/s/ Raffi Tokatlian
Name: Raffi Tokatlian
Title:	Managing Member

/s/ Raffi Tokatlian
Name: Raffi Tokatlian